UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check one)
[ ] Form 10-K   [ ] Form 20-F    [ ] Form 11-K   [X] Form 10-Q    [ ] Form N-SAR

                        For Period Ended: September 30, 1997

      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition report on form N-SAR

      For the Transition Period Ended: ______________

--------------------------------------------------------------------------------
READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FOR. PLEASE PRINT OR TYPE.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------
      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

N/A

PART 1 - REGISTRANT INFORMATION (Official Text)

      Full Name of Registrant:
            Eastern American Natural Gas Trust

      Former Name if Applicable:
            N/A

      Address of Principal Executive Office (Street and Number):
            311 W. Monroe Street, 12th Floor

      City, State and Zip code
            Chicago, Illinois 60606

--------------------------------------------------------------------------------
PART II - RULES 12B-25 (B) and (C)
--------------------------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on form
        10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

--------------------------------------------------------------------------------
PART III - NARRATIVE
--------------------------------------------------------------------------------

State below in reasonable detail the reasons why the form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Our Quarterly report for the period ended September 30, 1997 was submitted to a financial printer for filing via EDGAR on Thursday, November 13th. Due to the large number of Quarterly Reports being processed at the printing company, our Quarterly Report was logged as have been live filed, when in reality, it was not. This oversight was brought to our attention on Monday, November 17th. Our filing agent will file the Quarterly Report immediately following this filing.

--------------------------------------------------------------------------------
PART IV - OTHER INFORMATION
--------------------------------------------------------------------------------

(1) Name and telephone number of person to contact in regard to this notification

      Tom Adkins                   (713)                    223-2900
        (Name)                  (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify reports(s).

                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 [ ] Yes [X] No

                       Eastern American Natural Gas Trust
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 17,1997                 By /s/ E. KEY LIEDERMAN
                                              Vice President

INSTRUCTION: the form may be signed by an executive officer of the registrant or by any other dully authorized respresentative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulation under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendment thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.